EXHIBIT 12.1

FEDERAL EXPRESS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 28,	February 29,	Year Ended May 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$521	$962	$1,237	$1,140	$1,059	$732	$1,846
Add back:
Interest expense, net of capitalized interest	—	—	—	—	—	4	19
Portion of rent expense representative of interest factor	426	451	566	611	572	576	587

Earnings as adjusted	$947	$1,413	$1,803	$1,751	$1,631	$1,312	$2,452

Fixed Charges:
Interest expense, net of capitalized interest	$—	$—	$—	$—	$—	$4	$19
Capitalized interest	35	63	80	61	65	58	46
Portion of rent expense representative of interest factor	426	451	566	611	572	576	587

	$461	$514	$646	$672	$637	$638	$652

Ratio of Earnings to Fixed Charges	2.1	2.7	2.8	2.6	2.6	2.1	3.8